INFORMATION TO THE MARKET

VOTORANTIM CELULOSE E PAPEL S.A., or "VCP", publicly informs as follows:

"VCP" owns all the shares of VCP Florestal S.A. , or "VCP Florestal", its wholly-owned subsidiary. "VCP Florestal" will merge into "VCP" with the objective of rationalizing the activities of both companies through cost reductions and increased business synergy.

The Board of Officers and the Audit Committee of "VCP" decided in favor of the proposed merger at meetings held on 01/10/05. The proposed merger will be submitted to the approval of the Special Shareholders' Meeting to be held at the head office of "VCP" on 01/26/05.

The total cost of the merger is estimated at R$ 800,000.00, which includes consultants' fees, operating and comunication infra structure, in addition to other general expenses.

The merger will be processed according to the book value of "VCP Florestal," which corresponds to R$ 452,310,116.21. This assessment was conducted by the PricewaterhouseCoopers company on the basis of the Balance Sheet prepared on 12/31/04. Possible variations in the equity of "VCP Florestal" that might come to be verified after the date of the referred Balance Sheet will not be part of the assessment and will be considered as results of "VCP". The Balance Sheet of "VCP Florestal" does not contain unrecorded liabilities to be undertaken by "VCP".

According to the opinion of PricewaterhouseCoopers , there is no current or potential conflict or unification of interests in relation to the direct or indirect controlling shareholder of "VCP" and of "VCP Florestal", nor is there such conflict or unification of interests in regard to minority shareholders thereof, in relation to any corporation involved or shareholders thereof, or in regard to the merger.

"VCP Florestal" will be dissolved as a result of the merger and "VCP" will succeed it as regards all rights and obligations thereof. There will be no increase in the capital stock of "VCP" as a result of the merger, on account of the fact that "VCP" owns all the shares of "VCP Florestal".

The merger will not be submitted to the approval of Brazilian or foreign regulating or anti trust authorities.

The following documents are available at the head office of "VCP" for consultations by shareholders: (i) the merger protocol, (ii) the merger proposal and justification, (iii) expert's valuation report, and (iv) the minutes of the meetings of the Board of Officers and of the Audit Committee of "VCP."

São Paulo, January 11, 2005.

VOTORANTIM CELULOSE E PAPEL S.A.
Valdir Roque
Investor Relations Director